Exhibit 99.1

TATA MOTORS LIMITED

Bombay House

24, Homi Mody Street,

Mumbai 400 001, Maharashtra, India

Tata Motors registered domestic sales of 51,981 units in July 2021, a growth of 92% over last year

Mumbai, August 1, 2021: Tata Motors Limited sales in the domestic & international market for July 2021 stood at 54,119 vehicles, compared to 27,711 units during July 2020.

•	Domestic Sales Performance:

Category	July 2021	June 2021	July 2020	% change (m-0-m)	% change (Y-0-Y)
Total Domestic Sales	51,981	43,704	27,024	19%	92%

•	Domestic - Commercial Vehicles:

Category	July 2021	June 2021	July 2020	% change (m-0-m)	% change (Y-0-Y)
M&HCV	5,416	5,243	1,785	3%	203%
I & LCV	3,357	2,785	1,489	21%	125%
Passenger Carriers	825	943	451	-13%	83%
SCV cargo and pickup	12,198	10,623	8,287	15%	47%
Total Domestic	21,796	19,594	12,012	11%	81%
CV Exports	2,052	2,506	676	-18%	204%
Total CV	23,848	22,100	12,688	8%	88%

Total MHCVs sale in July 2021 including M&HCV Truck, Buses and International Business stood at 6,314 units, compared to 2,150 units in July 2020.

•	Domestic - Passenger Vehicles:

Category	July 2021	June 2021	July 2020	% change (m-0-m)	% change (Y-0-Y)
Total PV	30,185	24,110	15,012	25%	101%

-Ends-

About Tata Motors

Tata Motors Limited (NYSE: TTM; BSE: 500570 and 570001; NSE: TATAMOTORS and TATAMTRDVR), a USD 35 billion organisation, is a leading global automobile manufacturer of cars, utility vehicles, pick-ups, trucks and buses. Part of the USD 113 billion Tata group, Tata Motors is India’s largest and the only OEM offering extensive range of integrated, smart and e-mobility solutions. It has operations in India, the UK, South Korea, Thailand, South Africa, and Indonesia

through a strong global network of 103 subsidiaries, 9 associate companies, 4 joint ventures and 2 joint operations as on March 31, 2021.

With a focus on engineering and tech enabled automotive solutions catering to the future of mobility, Tata Motors is India’s market leader in commercial vehicles and amongst the top four in the passenger vehicles market. With ‘Connecting Aspirations’ at the core of its brand promise, the company’s innovation efforts are focused to develop pioneering technologies that are sustainable as well as suited to evolving aspirations of the market and the customers. Tata Motors strives to bring new products that fire the imagination of GenNext customers, fueled by state of the art design and R&D centers located in India, UK, US, Italy and South Korea. Internationally, Tata commercial and passenger vehicles are marketed in countries, spread across Africa, the Middle East, South Asia, South East Asia, South America, Australia, CIS, and Russia.

To know more, please visit (www.tatamotors.com; also follow us on Twitter: https://twitter.com/TataMotors)

Media Contact Information:

Tata Motors Corporate Communications: +91 22-66657613 / indiacorpcomm@tatamotors.com

Safe Harbor: Statements included herein may constitute "forward-looking statements". Forward-looking statements are based on expectations, forecasts and assumptions by management and involve risks, uncertainties, and other factors that may cause our actual results, performance or achievements to materially differ from those stated. We cannot be certain that any expectation, forecast or assumption made by management in preparing these forward-looking statements will prove accurate, or that any projection will be realized. More detailed information about these and other factors that could affect future results is contained in our annual reports and filings with the Securities and Exchange Commission. Our forward-looking statements pertain to the date of their initial issuance, and we do not undertake to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.